Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (April 30, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle") today announced that, at the annual and special meeting of shareholders held on April 30, 2021, each of the ten nominees listed in the management information circular dated March 22, 2021, were elected as directors of Agnico Eagle.

Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Leona Aglukkaq	172,655,964	185,358	172,841,322	99.89%	0.11%
Sean Boyd	172,051,879	789,444	172,841,323	99.54%	0.46%
Martine A. Celej	169,880,604	2,960,718	172,841,322	98.29%	1.71%
Robert J. Gemmell	167,105,432	5,735,863	172,841,295	96.68%	3.32%
Mel Leiderman	167,260,039	5,581,284	172,841,323	96.77%	3.23%
Deborah McCombe	172,683,858	157,464	172,841,322	99.91%	0.09%
James D. Nasso	166,395,800	6,445,495	172,841,295	96.27%	3.73%
Dr. Sean Riley	172,463,527	377,796	172,841,323	99.78%	0.22%
J. Merfyn Roberts	168,708,455	4,132,868	172,841,323	97.61%	2.39%
Jamie C. Sokalsky	169,529,690	3,311,605	172,841,295	98.08%	1.92%

Biographical information on all directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.